 U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-KSB [ ] Form 20-F [ ] Form 11-K [X] Form 10-QSB [ ] Form N-SAR

For the Period Ended
September 30, 2005

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form N-SAR
[ ] Transition Report on Form 11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I - Registrant Information

Full Name of Registrant: Tally-Ho Ventures, Inc.

Former Name if Applicable:

Address of Principal Executive Office (Street and Number):
115 route d´Arlon
L-8311 Capellen
Luxembourg

Part II - Rules of 12b-25 (b) and (c)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate).

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

[ X ] (b) The subject annual report or semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached (if applicable)

Part III - Narrative

The auditor of the registrant is completing his review of the financial statements for the quarter ending September 30, 2005 and will complete its review no later that November 21, 2005.

Part IV - Other information

(1) Name and telephone number of person to contact in regard to this notification: Philip J. Englund (760) 753-7400.

(2) Have all or other periodic report required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

[ X ] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last year will be reflected by the earnings statement to be included in the subject report or portion thereof?

[X] Yes [] No

On May 12, 2005, Tally-Ho Ventures, Inc., a Delaware corporation (“THOV”) entered into a Reorganization Agreement with Belgravia Intervest Group, Ltd., a British Virgin Islands company (“BELG”), pursuant to which THOV issued to the shareholders of BELG Four million, five hundred sixty-three thousand, four hundred ninety (4,563,490) shares of common stock of THOV. In exchange, the shareholders of BELG transferred to THOV all of the issued and outstanding shares of common stock of BELG. As a result of this exchange of common shares, BELG became a wholly-owned subsidiary of THOV. The consolidation of the financial statements of THOV and BELG will result in substantially increased revenues, from $1,677 to approximately $3,644,359, and net income of approximately $561,449 as opposed to a loss of $1,807.

Tally-Ho Ventures, Inc. has caused this notification to be signed or its behalf by the undersigned, thereunto duly authorized.

Date: November 14, 2005

 /s/ Peter Smith
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  Peter Smith
  President